Exhibit 99.1

Telesat Reports Results for the Quarter and Six Months

Ended June 30, 2019

OTTAWA, CANADA, August 1, 2019 - Telesat today announced its financial results for the three and six-month periods ended June 30, 2019. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended June 30, 2019, Telesat reported consolidated revenues of $231 million, an increase of 9% ($19 million) compared to the same period in 2018. When adjusting for the impact of foreign exchange rate changes, revenue increased by 8% ($16 million) compared to the same period in 2018. The increase was due to higher revenue related to the Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, which entered into commercial service in August 2018 and October 2018, respectively, combined with an increase from short-term services provided to other satellite operators.

Operating expenses of $38 million for the quarter were 5% ($2 million) higher than the same period in 2018. When adjusting for the impact of foreign exchange rate changes, operating expenses were 3% ($1 million) higher. The increase was primarily related to higher cost of sales. Adjusted EBITDA1 for the quarter was $197 million; an increase of 10% ($19 million) compared to the same period in 2018. When adjusting for foreign exchange rate changes, Adjusted EBITDA1 increased by 9% ($16 million). The Adjusted EBITDA margin1 for the second quarter of 2019 was 85.2%, compared to 84.3% in the same period in 2018.

Telesat’s net income for the quarter was $135 million compared to a net loss of $6 million for the quarter ended June 30, 2018. The $142 million difference was the result of a higher non-cash gain on foreign exchange arising principally from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars, gains on financial instruments, and higher operating income in the second quarter of 2019.

For the six months ended June 30, 2019, revenue was $454 million, an increase of 2% ($9 million) compared to the same period in 2018. When adjusted for changes in foreign exchange rates, revenues were slightly higher ($2 million) compared to 2018. The increase was primarily due to revenue related to the Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, offset by lower short-term services provided to other satellite operators, lower equipment sales and lower revenue from certain customers in the resource sector. Operating expenses were $77 million, an increase of 4% ($3 million) from 2018. The increase was primarily due to higher, non-cash, share-based compensation expense. Adjusted EBITDA1 was $384 million, an increase of 3% ($11 million) or, when adjusted for foreign exchange rates, an increase of 1% ($5 million). The Adjusted EBITDA margin1 for the first six months of 2019 was 84.7%, compared to 84.1% in 2018.

For the six months ended June 30, 2019, net income was $307 million, compared to a loss of $21 million for 2018. The increase in net income for the year-to-date was principally the result of foreign exchange gains in 2019, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars compared to foreign exchange losses in 2018, and greater gains on financial instruments in 2019 when compared to 2018.

“I am pleased with our financial and operating performance in the second quarter of 2019,” commented Dan Goldberg, Telesat’s President and CEO. “Our Telstar 19V and 18V satellites, as well as certain short term satellite services provided to another satellite operator, contributed to top line growth relative to Q2 last year, and our continued operating discipline resulted in an increase in both Adjusted EBITDA1 and our Adjusted EBITDA margin1. In addition to a favorable second quarter, we also continue to make strong progress on our advanced Low Earth Orbit (LEO) satellite constellation. Last week we signed a Memorandum of Understanding with the Government of Canada (GoC) to ensure access to affordable high-speed Internet connectivity across rural and remote areas of Canada via the Telesat LEO Constellation, an arrangement we expect will generate $1.2 billion in revenue over a 10 year period. Additionally, the GoC will contribute $85 million to Telesat to support the development of the Telesat LEO Constellation through the Strategic Innovation Fund (SIF). Looking ahead we remain heavily focused on continuing to increase the utilization of our in-orbit satellites and executing on our key growth initiatives, particularly our LEO program.”

Business Highlights

•	At June 30, 2019:

o	Telesat had contracted backlog[2] for future services of approximately $3.5 billion.

o	Fleet utilization was 85% across Telesat’s fleet.

•	On July 24, 2019, Telesat announced that it had entered into:

o	a Memorandum of Understanding (MOU) with the Government of Canada (GoC) regarding a partnership that will ensure access to affordable high-speed Internet connectivity across rural and remote areas of Canada on the Telesat LEO Satellite Constellation. The partnership is expected to generate $1.2 billion in revenue over 10 years, which includes a contribution of up to $600 million from the GoC.

o	an agreement with the GoC pursuant to which the GoC will contribute $85 million to support the development of the Telesat LEO Constellation through the Government’s Strategic Innovation Fund (SIF).

•	In May 2019, Telesat, Vodafone Group and the University of Surrey announced that they had completed a successful demonstration using Telesat’s in-orbit Phase 1 Low Earth Orbit (LEO) satellite of how LEO satellites can provide effective backhaul transport for mobile network operators (MNOs), including advanced backhaul solutions for 5G.

•	In May 2019, Telesat announced the successful completion of the System Definition and Risk Management Phase of the Telesat LEO Constellation program.

Telesat’s quarterly report on Form 6-K for the quarter ended June 30, 2019, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

Telesat has scheduled a conference call on Thursday, August 1, 2019, at 10:30 a.m. ET to discuss its financial results for the three and six month periods ended June 30, 2019. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 478-9326. Callers outside of North America should dial +1 (416) 340-2219. The conference reference number is 4308204. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on August 1, 2019 until 11:59 p.m. ET on August 15, 2019. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 9470052 followed by the number sign (#).

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead”, “expect”, “continuing”, “executing”, “initiatives” and “will”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government funding for the LEO satellite constellation, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 16 GEO satellites, the Canadian payload on ViaSat-1 and one Phase 1 LEO satellite which is the start of Telesat’s planned advanced global LEO satellite constellation that will offer ultra-low latency, extremely high throughput, affordable broadband services. Telesat is also a leading technical consultant providing high value expertise and support to satellite operators, insurers and other industry participants on a global basis. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). www.telesat.com

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336; ir@telesat.com

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

For the periods ended June 30

	Three months		Six Months
(in thousands of Canadian dollars)	2019	2018	2019	2018
Revenue	$231,299	$211,888	$453,612	$444,242
Operating expenses	(37,953)	(36,271)	(77,073)	(74,423)
	193,346	175,617	376,539	369,819
Depreciation	(62,584)	(54,139)	(124,875)	(108,168)
Amortization	(6,442)	(6,411)	(12,106)	(12,807)
Other operating losses, net	(14)	(20)	(87)	(17)
Operating income	124,306	115,047	239,471	248,827
Interest expense	(65,190)	(57,260)	(130,272)	(115,889)
Interest and other income	5,301	9,344	9,976	8,817
Gain on changes in fair value of financial instruments	22,827	1,340	80,163	14,504
Gain (loss) on foreign exchange	58,438	(59,475)	128,778	(136,919)
Income before tax	145,682	8,996	328,116	19,340
Tax expense	(10,213)	(15,028)	(20,747)	(40,647)
Net income (loss)	$135,469	$(6,032)	$307,369	$(21,307)

Telesat Canada

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	June 30, 2019	December 31, 2018

Assets
Cash and cash equivalents	$886,244	$768,433
Trade and other receivables	50,902	45,631
Other current financial assets	1,852	18,779
Prepaid expenses and other current assets	27,143	16,381
Total current assets	966,141	849,224
Satellites, property and other equipment	1,576,503	1,703,039
Deferred tax assets	9,978	10,799
Other long-term financial assets	158,475	55,755
Other long-term assets	7,907	7,912
Intangible assets	815,562	811,154
Goodwill	2,446,603	2,446,603
Total assets	$5,981,169	$5,884,486

Liabilities
Trade and other payables	$19,092	$30,659
Other current financial liabilities	24,905	26,386
Other current liabilities	92,924	113,289
Current indebtedness	5,735	7,888
Total current liabilities	142,656	178,222
Long-term indebtedness	3,561,787	3,716,340
Deferred tax liabilities	386,104	406,900
Other long-term financial liabilities	57,314	54,521
Other long-term liabilities	458,011	435,518
Total liabilities	4,605,872	4,791,501

Shareholders’ Equity
Share capital	154,091	153,706
Accumulated earnings	1,150,505	843,601
Reserves	70,701	95,678
Total shareholders’ equity	1,375,297	1,092,985
Total liabilities and shareholders’ equity	$5,981,169	$5,884,486

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six months ended June 30

(in thousands of Canadian dollars)	2019	2018

Cash flows from operating activities
Net income (loss)	$307,369	$(21,307)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	124,875	108,168
Amortization	12,106	12,807
Tax expense	20,747	40,647
Interest expense	130,272	115,889
Interest income	(10,130)	(4,882)
(Gain) loss on foreign exchange	(128,778)	136,919
Gain on changes in fair value of financial instruments	(80,163)	(14,504)
Share-based compensation	7,108	3,010
Loss on disposal of assets	87	17
Other	(54,246)	(43,912)
Income taxes paid, net of income taxes received	(50,237)	(50,820)
Interest paid, net of capitalized interest and interest received	(93,097)	(87,301)
Operating assets and liabilities	10,195	25,802
Net cash from operating activities	196,108	220,533

Cash flows used in investing activities
Satellite programs, including capitalized interest	(1,727)	(49,777)
Purchase of property and other equipment	(4,589)	(3,939)
Purchase of intangible assets	(24,901)	(4,436)
Net cash used in investing activities	(31,217)	(58,152)

Cash flows used in financing activities
Repayment of indebtedness	(15,637)	(79,523)
Payment of debt issue costs	—	(10,190)
Payments of principal on lease liabilities	(586)	(14)
Satellite performance incentive payments	(4,861)	(4,336)
Dividends paid on preferred shares	(10)	—
Net cash used in financing activities	(21,094)	(94,063)

Effect of changes in exchange rates on cash and cash equivalents	(25,986)	15,545

Increase in cash and cash equivalents	117,811	83,863
Cash and cash equivalents, beginning of year	768,433	479,045
Cash and cash equivalents, end of year	$886,244	$562,908

Telesat’s Adjusted EBITDA margin(1):

	Three months ended June 30,		Six months ended June 30,
(in thousands of Canadian dollars) (unaudited)	2019	2018	2019	2018
Net income (loss)	$135,469	$(6,032)	$307,369	$(21,307)
Tax expense	10,213	15,028	20,747	40,647
Gain on changes in fair value of financial instruments	(22,827)	(1,340)	(80,163)	(14,504)
(Gain) loss on foreign exchange	(58,438)	59,475	(128,778)	136,919
Interest and other income	(5,301)	(9,344)	(9,976)	(8,817)
Interest expense	65,190	57,260	130,272	115,889
Depreciation	62,584	54,139	124,875	108,168
Amortization	6,442	6,411	12,106	12,807
Other operating losses, net	14	20	87	17
Non-recurring compensation expenses(3)	293	339	704	658
Non-cash expense related to share-based compensation	3,456	2,628	7,108	3,010
Adjusted EBITDA	$197,095	$178,584	$384,351	$373,487

Revenue	$231,299	$211,888	$453,612	$444,242
Adjusted EBITDA Margin	85.2%	84.3%	84.7%	84.1%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 Remaining performance obligations, which we refer to as contracted revenue backlog (“backlog”), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

3 Includes severance payments and special compensation and benefits for executives and employees.